UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                         THE NEW YORK TIMES COMPANY
------------------------------------------------------------------------
                            (Name of Issuer)

                     Class A Common Stock of $0.10 par value
------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 650111 10 7
                          -------------------------
                                (CUSIP Number)

                                Peter A. Nussbaum
                            Schulte Roth & Zabel LLP
                     900 Third Avenue, New York, New York  10022
                                (212) 756-2565
------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 May 13, 1998
------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 l(e)13(d)-1(f) or 13(d)-1(g), check the following box { }.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.








                           (Page 1 of 23 Pages)

CUSIP No. 650111 10 7

1     NAME OF REPORTING PERSON: JUDITH P. SULZBERGER
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      Not Applicable

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) {x}
                                                        (b) { }

3     SEC USE ONLY

4     SOURCE OF FUNDS:  Not Applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                       { }

6     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF           7    SOLE VOTING POWER:         2,969,082 shares*
SHARES
BENEFICIALLY        8    SHARED VOTING POWER:       3,756,073 shares**
OWNED BY EACH
REPORTING           9    SOLE DISPOSITIVE POWER:    2,969,082 shares*
PERSON WITH
                   10    SHARED DISPOSITIVE POWER:  3,756,073 shares**

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      6,725,155 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                          { }

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.02%

14    TYPE OF REPORTING PERSON:  IN



-------------
* Includes 6,000 shares issuable upon exercise of director stock options and 1,185 shares issuable upon conversion of 1,185 shares of Class B Common Stock.
** Includes 369,405 shares issuable upon conversion of 369,405 shares of Class B Common Stock.





                           (Page 2 of 23 Pages)

          This Amendment No. 3 to the Statement on Schedule 13D of Judith P. Sulzberger ("Dr. Sulzberger") dated June 11, 1990 is being filed to report, among other things, (i) the transfer by Dr.Sulzberger of 154,700 shares of Class A Stock, $0.10 par value per share (the "Class A Stock") of The New York Times Company (the "Company") to The Judith P. Sulzberger 1998 Family Trust (the "Family Trust"), (ii) the transfer by Dr. Sulzberger of 5,300 shares of Class A Stock to The Judith P. Sulzberger 1998 GST Trust (the "GST Trust"), and (iii) the sale of an aggregate of 270,000 shares of Class A Stock, including 110,000 shares of Class A Stock held by Dr. Sulzberger, 154,700 shares of Class A Stock held by the Family Trust, and 5,300 shares of Class A Stock held by the GST Trust, (iv) the contribution by Dr. Sulzberger of 650,000 shares of Class A Stock to JUDAJA, L.P. ("Judaja"), a newly formed limited partnership, which is indirectly controlled by Marujupu, L.L.C. ("Marujupu"), whose limited partners at the present time are Dr. Sulzberger, the Family Trust and the GST Trust, (v) the contribution by Dr. Sulzberger of 2,250 shares of Class A Stock to BONZO, L.L.C. ("Bonzo"), a newly formed limited liability company which is the general partner of Judaja, and of which the managing member is Marujupu, (vi) the contribution by Dr. Sulzberger of 100 shares of Class A Stock to Marujupu, and (vii) the contributions, similar to those set forth in clauses (iv), (v), and (vi) above, of Class A Stock by each of the other three children of Iphigene Ochs Sulzberger): Marian S. Heiskell each of ("Mrs. Heiskell"), Ruth S. Holmberg ("Mrs. Holmberg") and Arthur Ochs Sulzberger ("Mr. Sulzberger" and collectively with Dr. Sulzberger, Mrs. Heiskell and Mrs. Holmberg, the "Third Generation") each to a separate limited partnership (similar to Judaja) of which such member of the Third Generation is a limited partner, to a limited liability company, which is the general partner of such limited partnership, and to Marujupu.

Item 4.     Purpose of Transaction.

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED BY ADDING THE FOLLOWING:

          Except as set forth in Item 6 of Amendment No. 1 to this Statement, as amended by Amendment No. 2, and as set forth below, Dr. Sulzberger currently has no plan or proposal, as a shareholder of the Company, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plan or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                              (Page 3 of 23 Pages)
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          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

          (j) any action similar to any of those enumerated above.

          However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Dr. Sulzberger in her capacity as a director of the Company. In addition, Dr. Sulzberger may in the future acquire or transfer (by gift or otherwise) additional securities of the Company for family financial planning, charitable and other purposes.

Item 5.     Interest in Securities of the Insurer.

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

          (a) and (b) Dr. Sulzberger is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 2,969,082 shares of Class A Stock, including (i) 1,185 shares issuable upon the conversion of 1,185 shares of Class B Stock held by her, and (ii) 6,000 shares issuable upon the exercise of options granted under the Company's stock option plans, representing an aggregate of approximately 3.10% of the outstanding shares of Class A Stock.*

          Dr. Sulzberger is also an officer and director of The Sulzberger Foundation, Inc. (the "Foundation"), which owns 56,518 shares of Class A Stock, or approximately 0.06% of the outstanding shares of Class A Stock, as to which shares Dr. Sulzberger shares voting and dispositive power with Mr.

* Except as set forth in note ** below, all percentages of outstanding Class A Stock herein are based on the 95,403,489 shares of Class A Stock shown as outstanding as of May 3, 1998, in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 1998, plus those unissued shares which Dr. Sulzberger and entities under her control have the right to acquire upon exercise of options or conversion of Class B Stock, as described in this
Item 5.

                               (Page 4 of 23 Pages)
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Sulzberger, Mrs. Heiskell and Mrs. Holmberg, all of whom are officers and directors of the Foundation.

          Dr. Sulzberger is a co-trustee of the 1997 Trust (See Amendment No. 2 to this Statement for a description), which holds 1,069,405 shares of Class A Stock (including 369,405 shares issuable upon the conversion of 369,405 shares of Class B Stock also owned by the 1997 Trust), representing approximately 1.12% of the outstanding shares of Class A Stock, as to which Dr. Sulzberger shares voting and dispositive power with Mrs. Holmberg, Mrs. Heiskell, Mr. Sulzberger, and Dr. Dolnick, as co-trustees with them of the 1997 Trust.

          Dr. Sulzberger is a member of Marujupu, the other members of which are the three other members of the Third Generation. On May 11, 1998, Dr. Sulzberger and the other members of the Third Generation each transferred 100 shares of Class A Stock to Marujupu. On May 12, 1998, Marujupu transferred 100 shares of Class A Stock to Bonzo. Dr. Sulzberger also transferred 2,250 shares of Class A Stock to Bonzo on May 11, 1998 and Dr. Sulzberger's children transferred an aggregate of 4,500 shares of Class A Stock to Bonzo. On May 12, 1998, Bonzo contributed 6,850 shares of Class A Stock to Judaja, in exchange for a general partnership interest in Judaja and Dr. Sulzberger contributed 650,000 shares of Class A Stock to Judaja in exchange for a limited partnership interest in Judaja. Dr. Sulzberger then sold a portion of her limited partnership interest in Judaja to the Family Trust and the GST Trust. The other 300 shares of Class A Stock held by Marujupu were similarly contributed to three other limited partnerships (similar to Judaja) organized by the other members of the Third Generation (100 shares to each), which hold an aggregate of 1,970,050 shares of Class A Stock (such shares having been similarly contributed by the other members of the Third Generation and their children). Therefore, Dr. Sulzberger shares voting and dispositive power with Mrs. Holmberg, Mrs. Heiskell, and Dr. Sulzberger as members of Marujupu over an aggregate of 2,630,150 shares of Class A Stock, representing approximately 2.74% of the outstanding shares of Class A Stock.

          In summary of the foregoing, Dr. Sulzberger is the direct or indirect beneficial owner in the aggregate of 6,725,155 shares of Class A Stock, representing approximately 7.02% of the outstanding shares of Class A Stock.

          By virtue of their being co-trustees of the 1997 Trust, Mr. Sulzberger, Mrs. Holmberg, Mrs. Heiskell, Dr. Sulzberger and Dr. Dolnick could be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. In addition, by virtue of their being members of Marujupu, Mr. Sulzberger, Mrs. Holmberg, Mrs. Heiskell and Dr. Sulzberger, could be deemed to comprise a "group" within the meaning of
Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. Apart from the shared beneficial ownership with Dr. Sulzberger by Mrs. Holmberg, Mrs. Heiskell, Mr. Sulzberger and Dr. Dolnick of the 1,069,405 shares of Class A Stock held by the 1997 Trust and apart from the shared beneficial ownership (as members of Marujupu) with Dr. Sulzberger by Mrs. Holmberg, Mrs. Heiskell and Mr. Sulzberger of the 2,630,150 shares of Class A Stock:

                              (Page 5 of 23 Pages)

               1. Mr. Sulzberger (a) is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 3,144,601 shares of Class A Stock, including (i) 1,785 shares issuable upon the conversion of 1,785 shares of Class B Stock held by him, and (ii) 271,638 shares issuable upon the exercise of options granted under the Company's stock option plans, (b) has sole voting and dispositive power with respect to 750,000 shares of Class A Stock held by a trust of which he is the sole trustee, (c) shares voting and dispositive power with Mrs. Heiskell with respect to 14,403 shares of Class A Stock held by a trust of which they are co-trustees, and (d) shares voting and dispositive power with Mrs. Heiskell, Mr. Sulzberger and Dr. Sulzberger with respect to the 56,518 shares of Class A Stock held by the Foundation;

                2. Mrs. Heiskell (a)is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 2,298,085 shares of Class A Stock, including 1,485 shares issuable upon the conversion of 1,485 shares Class B Stock held by her and 4,000 shares issuable upon the exercise of options granted under the Company's stock option plans, (b) shares voting and dispositive power with Mr. Sulzberger with respect to 14,403 shares of Class A Stock held by a trust of which they are co-trustees, and
          (c) shares voting and dispositive power with Mr. Sulzberger, Mrs. Holmberg and Dr. Sulzberger with respect to the 56,518 shares of Class A Stock held by the Foundation;

                 3. Mrs. Holmberg (a) is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 2,972,462 shares of Class A Stock, including 1,185 shares issuable upon the conversion of 1,185 shares of Class B Stock held by her and 6,000 shares issuable upon the exercise of options granted under the Company's stock option plans, (b) shares voting and dispositive power with her husband, A. William Holmberg, with respect to 5,040 shares of Class A Stock held by three trusts of which they are co-trustees, and (c) shares voting and dispositive power with Mrs. Heiskell, Mr. Sulzberger and Dr. Sulzberger with respect to the 56,518 shares of Class A Stock held by the Foundation;








                           (Page 6 of 23 Pages)

                 4. Dr. Dolnick (a) has sole voting and dispositive power with respect to 564 shares of Class A Stock held by the Golden Family Charitable Fund, Inc., (b) has sole voting and dispositive power with respect to an aggregate of 12,254 shares of Class A Stock held by two trusts of which Dr. Dolnick is the sole trustee (Dr. Dolnick disclaims beneficial ownership of these shares), and (c) shares voting and dispositive power with her husband, Edward Dolnick, as joint holder with him of 9,420 shares of Class A Stock, including 559 shares issuable upon the conversion of 559 shares of Class B Stock jointly held by them.

          In summary of the foregoing, the "group" comprised of Mrs. Holmberg, Mr. Sulzberger, Mrs. Heiskell, Dr. Sulzberger and Dr. Dolnick is the beneficial owner in the aggregate of 15,931,420 shares of Class A Stock, representing approximately 16.58** of the outstanding shares of Class A Stock, which shares include 375,604 shares issuable upon the conversion of an aggregate of 375,604 shares of Class B Stock held by the group members individually and by the 1997 Trust, and 283,638 shares issuable upon the exercise of options granted under the Company's stock option plans.

          The business address of Mr. Sulzberger is 229 West 43rd Street, New York, New York 10036. The business address of Mrs. Heiskell is 229 West 43rd Street, New York, New York 10036. The business address of Mrs. Holmberg is The Chattanooga Times, 100 East Tenth Street, Chattanooga, Tennessee 37401. The business address of Dr. Dolnick is 3001 Connecticut Avenue, Washington, D.C. 20008. The business address of Marujupu is 229 West 43rd Street, New York, New York 10036. The business address of Bonzo is 229 West 43rd Street, New York, New York 10036. The business address of Judaja is 229 West 43rd Street, New York, New York 10036.

          Mrs. Heiskell is principally employed as a director of various charitable organizations. Mrs. Holmberg is principally employed as Chairman of Times Printing Company, the publisher of The Chattanooga Times newspaper, t he address of which is 100 East Tenth Street, Chattanooga, Tennessee 37401. Dr. Dolnick is principally employed as Chief of the Division of Exhibition Interpretation at the National Zoological Park of the Smithsonian Institution. Mr. Sulzberger's present principal occupation is Chairman Emeritus and a director of the Company. The principal businesses of the Company comprise diversified activities in the communications field, including: the publication of newspapers and magazines (such as The New York Times and The Boston Globe); newspaper distribution in the New York City and Boston


         ** This percentage is based on the 95,403,489 shares of Class A Stock shown as outstanding as of May 3, 1998, in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 1998, plus the 659,242 unissued shares which are issuable upon the exercise of options or the conversion of Class B Stock by the 1997 Trust or any member of the "group," as described above in this Item 5.

                           (Page 7 of 23 Pages)
metropolitan areas; news, photo and graphics services and news and features syndication; distribution of TimesFax (a six-to-eight page synopsis of The New York Times delivered to customers' facsimile machines or personal computers); production of The New York Times Index; the licensing of electronic data bases and microform, CD-ROM products and the trademarks and copyrights of The New York Times; and television and radio broadcasting. The principal business of Marujupu is to serve as the "family office" for the members of the Third Generation. The principal business of Bonzo is to serve as the general partner of Judaja. The principal business of Judaja is the management and investment of its capital assets.

             None of Mr. Sulzberger, Mrs. Heiskell, Mrs. Holmberg Dr. Dolnick Marujupu, Judaja and Bonzo has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body, as a result of which he or she was or is subject to (A) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (B) a judgment, decree or final order finding any violation with respect to such laws. Each of Mr. Sulzberger, Mrs. Heiskell, Mrs. Holmberg and Dr. Dolnick is a citizen of the United States. Marujupu is a Delaware limited liability company. Bonzo is a Delaware limited liability company. Judaja is a Delaware limited partnership.

           (c) During the past 60 days, no transactions in the Class A Stock have been effected by Mr. Sulzberger, Mrs. Heiskell, Mrs. Holmberg,
Dr. Sulzberger, or Dr. Dolnick, except those set forth on Schedule A hereto.

          (d) See Item 6 of this Statement.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or relationships with Respect to Securities of the Issuer.

ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED BY ADDING THE FOLLOWING:

          The Limited Partnership Agreement (the "Agreement") of Judaja is being filed with this Amendment No. 3 as Exhibit F to this Statement. The following summary of the material terms of the Agreement is qualified in its entirety by reference to Exhibit F. The limited partnership agreements of the three additional limited partnerships indirectly controlled by Marujupu contain substantially the same material terms. Reference is made to the
Schedule 13D filed by Mr. Sulzberger, Mrs. Holmberg, and Mrs. Heiskell.

          Judaja was formed for the purpose of the management and investment of its capital assets and to engage in any other activities not prohibited by Delaware law and deemed by Bonzo to be in the best interests of Judaja.

          Bonzo, as general partner, has the power to manage the business and activities of Judaja, including voting and dispositive power with respect to securities held by Judaja. Bonzo is controlled by Marujupu, as its manager,

                              (Page 8 of 23 Pages)
which has sole power to manage the business and affairs of Bonzo, except with respect to withdrawal from a limited partnership as a general partner and consent to the dissolution of any limited partnership. The members of the Third Generation are the members of, and have power to manage the business of, Marujupu. The members of Bonzo may remove Marujupu at any time in their discretion.

Item 7.   Material to be Filed as Exhibits.

          Exhibit F: Limited Partnership Agreement, dated as of the 11th day of May, 1998, of JUDAJA, L.P.








































                              (Page 9 of 23 Pages)
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                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/Judith P. Sulzberger
                                                ------------------------
                                                   Judith P. Sulzberger


Dated:  May 15, 1998




































                           (Page 10 of 23 Pages)


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                            Schedule A

Date of       Record     Number of Shares              Price Per Share
Transaction   Owner      Purchased/(Sold)              (including
                                                       commissions,
                                                       if any)

5/13/98     Dr.
            Sulzberger        (104,375)                $70.25

5/13/98     The Judith P.
            Sulzberger
            1998 Family
            Trust*            (154,700)                $70.25

5/13/98     The Judith P.
            Sulzberger
            1998 GST
            Trust*            (5,300)                  $70.25

5/13/98     Mr.
            Sulzberger        (104,375)                $70.25

5/13/98     The Arthur Ochs
            Sulzberger
            1998 Family
            Trust*            (146,000)                $70.25

5/13/98     The Arthur Ochs
            Sulzberger
            1998 GST Trust*   (14,000)                 $70.25

5/13/98     Mrs.
            Holmberg          (104,375)                $70.25

5/13/98     The Ruth S.
            Holmberg
            1998 Family
            Trust*            (146,000)                $70.25

5/13/98     The Ruth S.
            Holmberg
            1998 GST Trust*   (14,000)                 $70.25

-----------
* Such shares were contributed on May 7, 1998 to such trust by the member of the Third Generation whose name is borne by such trust. After giving effect to such sales, the trusts own no securities of the Company.

(Page 11 of 23 Pages)
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5/13/98     Mrs.
            Heiskell          (104,375)                $70.25

5/13/98     The Marian S.
            Heiskell 1998
            Family Trust*     (160,000)                $70.25

5/12/98     Dr.
            Sulzberger        (5,625)                  $72.34

5/12/98     Mr.
            Sulzberger        (5,625)                  $72.34

5/12/98     Mrs.
            Holmberg          (5,625)                  $72.34

5/12/98     Mrs.
            Heiskell          (5,625)                  $72.34

4/2/98      Mrs. Holmberg     (4,605)                  $0

4/2/98      Dr. Dolnick       614                      $0

4/1/98      Mrs. Holmberg     (384)                    $0

3/17/98     Mrs. Heiskell     (1,538)                  $0



















-----------
* Such shares were contributed on May 7, 1998 to such trust by the member of the Third Generation whose name is borne by such trust. After giving effect to such sales, the trusts own no securities of the Company.

                             (Page 12 of 23 Pages)

                       LIMITED PARTNERSHIP AGREEMENT

                                  FOR

                              JUDAJA, L. P.


          THIS AGREEMENT OF LIMITED PARTNERSHIP (the "Agreement") is made and entered into as of the 11th day of May, 1998, by the general partner, BONZO, L.L.C. (in such capacity, the "General Partner"), a Delaware limited liability company, and those persons identified on Schedule A as owners of Limited Partnership Units (the "Limited Partners"). The General Partner and the Limited Partners are referred to as the "Partners".

          The Partners desire to form a limited partnership (the "Partnership") for the express purpose of retaining control of much of the family's shares of the Class A common stock of The New York Times Company, and also, by pooling investments, to develop and maintain sufficient other assets for the payment of transfer taxes, so that the family's ownership of The New York Times may be continued in accordance with the desires of Adolph S. Ochs, and for such other purposes as are set forth.

            NOW, THEREFORE, in consideration of the mutual covenants and agreements, it is agreed as follows:

                                ARTICLE I

                   ESTABLISHMENT OF THE PARTNERSHIP

            1.1. Formation. The Partners form the Partnership as a limited partnership pursuant to the provisions of The Revised Uniform Limited Partnership Act as adopted in the State of Delaware (the "Act") upon the terms and conditions set forth in this Agreement. The Partners shall promptly take all actions necessary or appropriate to allow the Partnership to carry on its business in accordance with the terms of this Agreement.

            1.2. Name. The name of the Partnership is JUDAJA, L.P. or such other name selected by the General Partner as may be acceptable to the appropriate recording officials of the State of Delaware.

            1.3. Purposes. The Partnership is formed for the following purposes:

                  1.3(a)     the management and investment of its capital
assets; and


                              (Page 13 of 23 Pages)

                  1.3(b)     to engage in any other activities not prohibited
by law which are determined by the General Partner to be in the best interests of the Partnership and its Partners.

            1.4. Powers. The Partnership shall have the power to do all things necessary or desirable in the conduct of its business to the fullest possible extent.

            1.5. Principal Place of Business. The principal place of business of the Partnership is c/o Marujupu, The New York Times Company, Room 1031, 229 West 43rd Street, New York, New York 10036 and/or such other place or places as the General Partner may from time to time determine.

            1.6. Term. The term of the Partnership shall continue until December 31, 2047, unless terminated at an earlier date as hereinafter provided.

            1.7. Registered Agent. The address of the Partnership's registered office in the State of Delaware is The Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805. The name of its registered agent at that address is The Corporation Service Company.


                              ARTICLE II

                CAPITAL CONTRIBUTIONS; PARTNERSHIP UNITS;
                   WITHDRAWALS; AND CAPITAL ACCOUNTS

            2.1. Initial Capital Contributions and Partnership Units. Each Partner shall make an initial contribution to the capital of the Partnership, simultaneously with the execution of this Agreement, consisting of the property described in Schedule A. In consideration therefor, each Partner shall be issued such number of units of Partnership interest ("Partnership Units") as are indicated on Schedule A, consisting of such number of units of General Partnership interest (each a "General Partnership Unit") and units of Limited Partnership interest (each a "Limited Partnership Unit") as indicated. Each Partnership Unit shall represent equivalent economic interests in the Partnership.

            2.2. Subsequent Capital Contributions. If the General Partner has a deficit balance in its capital account at the time of the liquidation of the Partnership, it agrees to contribute to the capital of the Partnership an amount of cash equal to the amount by which zero exceeds such General Partner's capital account at such time. Such amount shall be paid to the Partnership by the later of the end of the taxable year in question or 90 days after the date of the Partnership's liquidation and shall be available for payment to the creditors of the Partnership or for distribution to Partners having positive capital account balances.

                              (Page 14 of 23 Pages)

            2.3. Additional Contributions. No Partner shall be required to make any capital contributions in addition to those called for by Section
2.1 and Section 2.2.

            2.4. Capital Accounts. A single capital account ("Capital Account") shall be maintained for each Partner (regardless of whether such Partner is a General Partner or a Limited Partner or both and regardless of the time or manner in which such interests were acquired) in accordance with the capital accounting rules of Section 704(b) of the Internal Revenue Code (the "Code"). Each Partner's opening Capital Account balance shall be the amount (as set forth in Schedule A) of such Partner's initial Capital Contribution made pursuant to Section 2.1. Thereafter, a Partner's Capital Account shall be credited with (a) such Partner's subsequent cash capital contributions; (b) the agreed value of any property subsequently contributed to the capital of the Partnership by such Partner; (c) such Partner's share of partnership realized and unrealized profits as provided in Article III; and
(d) such other amounts as may be required in order for the Capital Account to be considered to be determined and maintained in accordance with the rules of Treas. Reg. Sec. 1.704-1(b)(2)(iv) (including Treas. Reg. Sec. 1.704-1(b)(2)(iv)(g)) or any successor section of similar import. A Partner's Capital Account shall be debited with (a) such Partner's share of partnership realized and unrealized losses as provided in Article III, (b) distributions made to such Partner, and (c) such other amounts as may be required for the Capital Account to be considered to be determined and maintained in accordance with the rules of Treas. Reg. Sec. 1.704-1(b)(2)(iv) (including Treas. Reg. Sec. 1.704-1(b)(2)(iv)(g)) or any successor section of similar import.


                                ARTICLE III

                              PROFIT AND LOSS

            3.1. Definitions of Net Profit and Net Loss. Profits and losses for a particular Operations Period shall be computed in the same manner as the Partnership reports its income for Federal income tax purposes, except that (i) for purposes of gain, loss, depreciation and otherwise, property shall be considered to have a book value equal to its fair market value as most recently determined pursuant to Section 3.2(c); (ii) income of the Partnership exempt from tax, and expenses not deductible for tax purposes under the Code shall be included in the computation; and (iii) unrealized gain or loss shall be taken into account as provided in Section 3.2(c) hereof. The principles of Treas. Reg. Sec. 1.704-l(b)(4)(i) shall be applied when necessary to prevent duplication or omission of Capital Account adjustments, including without limitation those arising from deemed sales under Section 3.2(c).




                              (Page 15 of 23 Pages)

            3.2.     Allocation of Profits and Losses.

                  3.2(a)     The Partnership's net profits and losses for any
Operations Period shall be allocated to each of the Partners pro rata for each Operations Period according to the ratio of (i) the number of Partnership Units owned by each Partner to (ii) the aggregate number of Partnership Units outstanding.

                  3.2(b)     The Partnership's items of income, gain, loss and
deduction shall be allocated for Federal, state and local income tax purposes among the Partners proportionately to the allocation of net profits and losses among the Partners, except that each Partner's distributive share of depreciation, amortization, and gain or loss, as computed for tax purposes, with respect to any property shall be determined so as properly to reflect the varying interests of the Partners in unrealized profit or loss for prior Operations Periods, and otherwise to take into account the variation between the adjusted basis and the book value of the property in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder.

                  3.2(c)     On each Adjustment Date, as defined in Section
3.4, the properties of the Partnership (including in the case of a distribution, any property being distributed) shall be considered to have been sold at fair market value, as determined by the General Partner using its reasonable business judgment. The deemed gain or loss for the Operations Period in question upon such deemed sale shall be allocated in accordance with
Section 3.2. The amount of any distribution in kind shall be considered to be the fair market value of the property, as so determined.

                  3.2(d)     If any Partnership Unit is transferred during an
Operations Period, the net profit or loss attributable to such Partnership Unit for the Operations Period shall be allocated between the transferor and transferee on a monthly basis based on actual monthly profit or loss. For this purpose, (i) if a transfer occurs on or before the 15th day of the month the transferee shall be treated as the owner of the Partnership Unit for the entire month and (ii) if a transfer occurs after the 15th day of the month the transferor shall be treated as the owner of the Partnership Unit for the entire month.

            3.3. Qualified Income Offset and Related Provisions. Notwithstanding any other provision:

                  3.3(a)     Net losses for any Operations Period that would
otherwise be allocated with respect to Partnership Units owned by a Limited Partner and which would cause such Limited Partner to have an Adjusted Capital Account Deficit with respect to his interest as a Limited Partner shall instead be allocated to the General Partner.



                              (Page 16 of 23 Pages)

                  3.3(b)     If any Limited Partner receives an adjustment,
allocation, or distribution described in Treas. Reg. Sec. 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Partnership gross income shall be specifically allocated to such Limited Partner in an amount and manner sufficient to eliminate any Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible. The provisions of this Section 3.3(b) are intended to constitute a "qualified income offset" within the meaning of Treas. Reg. Sec. 1.704-1(b)(2)(ii)(d) and shall be interpreted and implemented as therein provided.

                  3.3(c)     After satisfaction of any allocations required by
Section 3.3(b), net profit for an Operations Period shall be allocated to the General Partner until the General Partner has received allocations of net profit equal in the aggregate to any net losses previously allocated to it pursuant to Section 3.3(a).

                  3.3(d)     An "Adjusted Capital Account Deficit" exists with
respect to a Limited Partner if the Limited Partner's Capital Account, determined for this purpose by reducing the Capital Account by the items described in Treas. Reg. Sec. 1.704-1(b)(2)(ii) (4), (4), (5) and (6) and by increasing the Capital Account by the amount described in Treas. Reg. Sec. 1.704- 1 (b)(2)(ii)(c) the Partner is obligated to restore, is a negative amount.

            3.4.     Adjustment Date; Operations Period.

                   3.4(a)     The "Adjustment Dates" of the Partnership shall
be the date of dissolution of the Partnership and each other date on which there is a distribution in kind of property of the Partnership, a contribution of money or other property (other than a de minimis amount) to the Partnership by a new or existing Partner as consideration of an interest in the Partnership, or a distribution of money (other than a de minimis amount) by the Partnership to a retiring or continuing Partner as consideration for an interest in the Partnership.

                  3.4(b)     An "Operations Period" of the Partnership shall
be the period beginning on the date hereof, the first day of a fiscal year or an Adjustment Date (as the case may be) and ending on the earlier of the next succeeding Adjustment Date or the last day of a fiscal year.











                              (Page 17 of 23 Pages)

                               ARTICLE IV
                              DISTRIBUTIONS

            4.1. Distributions Other Than Upon Winding-Up. Partnership property may be distributed to the Partners from time to time at the sole discretion of the General Partner; provided, however that distributions shall be made to each Partner pro rata according to the ratio of (a) the number of Partnership Units owned by such Partner to (b) the aggregate number of Partnership Units outstanding, determined at the end of such Operations Period. After application of Section 3.2(c), in the discretion of the General Partner, property of the Partnership may be distributed in kind.

            4.2. Distributions Upon Winding-Up. Upon the dissolution and winding up of the Partnership, the assets of the Partnership, after application of Section 3.2(c), shall be distributed in the following order of priority:

                   4.2(a)     To the payment of the debts and liabilities of
the Partnership and the expenses of winding-up, including the establishment of any reserves against liabilities or obligations of the Partnership which the General Partner in its sole discretion deem appropriate, such reserves to be charged against the Partners' Capital Accounts according to the ratio of (i) the number of Partnership Units owned by each Partner, to (ii) the aggregate number of Partnership Units outstanding, and, prior to payment of such liabilities and obligations, shall be placed in the hands of an escrow agent for such period of time and upon such terms as the General Partners shall determine; and, then,

                  4.2(b)     To the payment of the Capital Accounts of the
Partners.

                               ARTICLE V

                              WITHDRAWALS

            5.1. Withdrawals. No Partner may withdraw from the Partnership prior to its dissolution.

                               ARTICLE VI

                         DISSOLUTION AND WINDING-UP

            6.1. Events Occasioning Dissolution. The Partnership shall dissolve and terminate upon the occurrence of any of the following, whichever shall first occur:

                     (a)     December 31, 2047.

                     (b) The unanimous written consent of all the Partners to dissolve the Partnership.

                              (Page 18 of 23 Pages)

                     (c) The occurrence of an event of withdrawal by the General Partner under Section 17-402 of the Act, unless, within 90 (ninety) days from the occurrence of such event of withdrawal, a majority in interest of the then existing Limited Partnership interests agree to continue the business of the Partnership and to appoint, effective as of the date of withdrawal, a new General Partner.

                     (d) The entry of a decree of judicial. dissolution under Section 17-802 of the Act.

            6.2. Winding-Up. The Partnership shall be allowed one year from the date of any event occasioning dissolution for the winding-up of its affairs and shall be allowed such additional time as may be reasonable for the orderly sale of the Partnership's properties.


                               ARTICLE VII

                               MANAGEMENT

            7.1. Management by the General Partner. The business affairs of the Partnership shall be managed by the General Partner. The General Partner shall have all necessary powers to carry out the purposes of the Partnership.

            7.2. Liabilities of the General Partner; Other Interests. The General Partner and its agents shall not be liable, responsible or accountable in damages or otherwise to the Partnership or to any of the Partners for any acts performed or omitted to be performed in good faith. The General Partner and the Limited Partners may engage in or possess interests in other business ventures of every nature and description, whether or not competitive with the business of the Partnership, independently or with others, and neither the Partnership nor any of its Partners shall, by virtue of this Agreement, have any rights in or to such other ventures or the income or profits derived therefrom.

            7.3. Limited Partners. No person in such person's capacity as a Limited Partner shall take part in the management of the business or affairs of the Partnership or have the right or authority to act for or bind the Partnership. Notwithstanding any provision of this Agreement, the Limited Partners shall not be liable for any of the losses, debts or liabilities of the Partnership in excess of their respective Capital Contributions, except as otherwise expressly provided by law. The General Partner may also be a Limited Partner.






                              (Page 19 of 23 Pages)

                               ARTICLE VIII
                      SUBSTITUTION; ADDITIONAL PARTNERS

             8.1. Substituted Limited Partners. The transferee of a Limited Partnership Unit may not be admitted as a substituted Limited Partner unless all of the following conditions have been met:

                      (a) The transfer is made pursuant to the written consent of the General Partner, which consent may be given or withheld in the sole discretion of the General Partner.

                      (b) There has been filed with the General Partner a written instrument, executed by the transferor, in form and substance satisfactory to the General Partner, transferring to the transferee all or part of the transferor's Partnership Units;

                      (c) The transferee has approved and adopted all of the provisions of this Agreement, as the same may have been amended, which approval and adoption may be evidenced in such manner as is required by the General Partner; and

                      (d) The transferee has paid or agreed to pay, as the General Partner may determine, all reasonable expenses relating to such admission.

            8.2. Transfers of General Partnership Units. The transferee of a General Partnership Unit may not be admitted as a substituted General Partner without (a) the written consent of all the Limited Partners, which consent shall be given or withheld in the sole discretion of a Limited Partner and (b) satisfaction of the requirements of Section 8.1 in respect to a transfer of Limited Partnership Units; provided, however, that if the requirements of clause (b), but not clause (a), are met, such General Partnership Units shall be deemed Limited Partnership Units in the hands of the transferee, and such transferee shall be admitted only as a substituted Limited Partner with respect thereto, and shall not be deemed a General Partner for any purpose but provided further, that no such transfer shall be permitted if the Partnership would have no General Partnership Units outstanding after the transfer.

            8.3. Additional Partners. Additional Partnership Units may be issued and sold by the General Partner to any person, including but not limited to a natural person, trust, corporation, partnership or other association, for fair market value, as determined by the General Partner, using their reasonable business judgment, and under such terms as deemed advisable by the General Partner, including but not limited to terms relating to the applicability of this Agreement to such additional Partnership Units. Admission of any Partner shall not be a cause of dissolution.

                              (Page 20 of 23 Pages)

                              ARTICLE IX

                              ACCOUNTING

            9.1. Books and Records. The General Partner shall maintain the general accounts of the Partnership. The books of the Partnership shall be kept on a basis consistent with the provisions of this Agreement and shall be open to the inspection and examination of all Partners, in person or by their duly authorized representatives, at reasonable times. The books of the Partnership shall be maintained using the accrual method of accounting.

            9.2. Fiscal Year. The fiscal year of the Partnership shall be the calendar year.

            9.3. Reports. As soon as practicable after the close of each fiscal year the Partnership shall furnish each Partner with a copy of the Partnership's financial statements for such year and with a statement of such Partner's Capital Account, as reflected on the books of the Partnership. Each Partner shall also be supplied with all information with respect to the Partnership required in connection with the preparation of such Partner's tax returns.

            9.4. Federal Income Tax Elections. All elections required or permitted to be made by the Partnership under the Internal Revenue Code shall be made by the General Partner in such manner as will, in its opinion, be most advantageous to a majority in interest of the Limited Partners.

            9.5. Tax Matters Partner. The General Partner shall from time to time designate a Tax Matters Partner pursuant to Section 6231(a)(7) of the Code. The initial Tax Matters Partner shall be the general partner, BONZO, L.L.C.


                               ARTICLE X

                             MISCELLANEOUS

            10.1. Amendments. This Agreement may be amended from time to time upon the written consent of all of the Partners.

            10.2. Notices. All notices to the Partnership or any Partner under this Agreement shall be in writing, duly signed by the party giving such notice, and transmitted postage prepaid by first class certified mail, return receipt requested, to such Partner's address set forth on Schedule A of this Agreement, or to any such other address as may hereafter be designated by a Partner upon giving notice thereof to the Partnership. All notices shall be deemed given when dispatched.



                              (Page 21 of 23 Pages)

            10.3. No Delivery of Certificates. The General Partner is not required to deliver copies of any Certificate of Limited Partnership or amendment or cancellations thereof to the Limited Partners.

            10.4. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware applicable in the case of agreements made and to be performed entirely within such State.

            10.5. Counterparts. This Agreement and any consents required hereunder may be executed in counterparts, all of which, taken together, shall be deemed one original.

            IN WITNESS WHEREOF, the General Partner and the Limited Partner have caused this document to be executed in their names as of the day and year first above written.

                               BONZO, L.L.C., General Partner

                               By:   MARUJUPU, L.L.C., Manager

                               By: /s/ Kathryn M. McCarthy
                                  --------------------------
                                  Name:  Kathryn M. McCarthy
                                  Title:  President


                                   /s/ Judith P. Sulzberger
                               -----------------------------
                               Judith P. Sulzberger, Limited Partner





















                              (Page 22 of 23 Pages)

                                Schedule A

                                                         General  Limited
                                           Capital       Partner  Partner
Partner             Address              Contribution     Units    Units

BONZO, L.L.C.  C/o Marujupu             6,850 shares       274      -0-
               Room 1031                of New York
               229 West 43rd Street     Times Co.
               New York, NY 10036       stock

Judith P.
Sulzberger     Room 1031                650,000 shares     -0-    26,000
               229 West 43rd Street     of New York
               New York, NY 10036       Times Co. stock

                                        Total Units:       274    26,000































                             (Page 23 of 23 Pages)